December 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Louis Rambo

Re:	Computer Vision Systems Laboratories Corp.
Amendment No. 1 to Form 8-K
Filed on November 26, 2012
Amendment No. 1 to Form 10-Q
Filed on November 28, 2012
File No. 000-52818

Dear Mr. Rambo:

Thank you for your December 12, 2012 letter regarding Computer Vision System Laboratories Corp. (“CVSL” or the “Company”).  Enclosed are Amendment No. 2 to CVSL’s 8-K Report and Amendment No. 2 to CVSL’s Quarterly 10-Q Report for the quarter ended September 30, 2012.  Also, in order to assist you in your review of these amended Forms, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

If the SEC were to determine, page 11

1. We note your responses to prior comments 3 and 4 and the numerous “specific activities” you say were conducted.  Please reconcile with your disclosure on page 4 that you are “not marketing, or taking any other actions concerning, our Medical Products.”  Also, given your disclosure that you have “no plans to, nor do we have the expertise to, conduct any of these activities,” it continues to be unclear why there is any uncertainty as to whether you will retain rights to those products.  In addition, given the lack of expertise you say you have, please clarify how you could analyze the “future costs and time commitment required to commercialize the Medical Products.”

Response: The ‘specific activities’ were conducted by the prior management during the third quarter prior to the Share Exchange Agreement on September 25, 2012.  The Share Exchange Agreement provided that that we have 90 days from the First Tranche Closing, at our option, to either pay the remaining amount due to Infrared Sciences (“Infrared’) under the License Agreement, or in lieu

of such payment, we may transfer the rights to the license back to Infrared.   New management attempted to gain an understanding of the Medical Products, by reading materials supplied by prior management and any related outside materials, inquiring as to potential development costs and product benefits and speaking with people, including prior management, that could provide insight into the efficacy, development and commercialization of similar products to provide advice and information regarding the time and cost involved in making the Medical Products into a profitable business. The ninety day option provided us with the necessary time to gather information and seek such advice.  While we were making such determination, we did not take any further marketing actions with respect to the Medical Products.

At the end of this ninety day period, management felt that the length of time and cost needed to commercialize these products remained uncertain, and that the effort may involve significantly more time and costs in research and development to commercialize.  While the Medical Products may become successful products in the future, it appears they will require substantial effort and we did not wish to undertake this effort, so it does not make sense to expend funds to pay the remainder of the license agreement in order to retain the Medical Products.   Therefore, we have determined that we will not exercise the option which would allow us to retain the rights to the Medical Products. However, had we determined to continue marketing and commercialization of the Medical Products, we intended to retain advisors or consultants and hire employees, including possibly the prior Chief Executive Officer, who were familiar with the products and commercialization of similar products to manage that aspect of our business.

Exhibit 99.3  Pro forma unaudited consolidated financial statements for Computer Vision Systems Laboratories, Corp. and Happenings Communications Group, Inc. for the periods ended December 31, 2011 and June 30, 2012

2. Please refer to our prior comment 15.  We note that you continue to assess the medical technologies assets.  Please expand the introduction to add disclosure that explains that circumstance.  Also, expand to describe the impact of the incomplete evaluation on the pro forma and the potential impact of completion of the evaluation on the accounting for the related intangible asset.  In light of the on-going evaluation of the technologies, clarify the basis for your assertion that you do not expect that the final purchase allocation will vary materially from that presented in your pro forma data.  If you believe the accounting for the medical technologies assets falls under the measurement period guidance from FASB Topic 805, please add clarifying disclosure about how the purchase allocation and accounting for the technologies could be impacted upon completion of your evaluation.

Response: We have revised our introduction to add further disclosure regarding the Medical Products assets and the potential impact of completion of the evaluation of whether or not we would pay the remaining license fee to retain the assets.  As outlined in our answer to question 3 below, we have applied fair value accounting for the medical technologies assets as of the date of the transaction.  The basis for asserting that the final purchase allocation will not vary materially was based on the fact that the only asset that changed materially from June 30, 2012 to September 25, 2012 was the cash account, which declined by approximately $98,000.  Since the large majority of the purchase price was allocated to goodwill, which we determined was impaired at the time of the transaction, the change in cash would result in goodwill recognized in the transaction changing from approximately $2.4 million to approximately $2.5 million, and would still be deemed impaired at the time of the transaction.   Given this 4.2% increase and the fact that we would have deemed goodwill impaired in either case, it was felt that this change would be viewed as immaterial. However, we have revised the introduction to read that the final purchase accounting “may vary” from the adjustments shown.

The introduction has been amended to read as follows:

The presentation below and on the following pages presents pro forma financial information showing the reverse merger combination of CVSL and HCG as of June 30, 2012, the last date for which CVSL had reported quarterly financial statements prior to the completion of the Share Exchange Agreement. The details of the transaction accounting are shown in the footnotes on the following page.  The information being presented includes a proforma balance sheet, which shows the goodwill accounting that would have been applicable on June 30, 2012, to be consistent with asset and liability values as of that date.  The final purchase accounting will be based on the actual balance sheet values as of September 25, 2012, which may vary from the adjustments shown below.

The purchase price allocation resulted in goodwill of approximately $2.4 million.  This is due to the determination of the fair value of the assets and liabilities on June 30, 2012 of $98,558 in cash, $239,500 in intangible assets and $75,000 in payables for the potential license fee payment.  As of the date of the transaction, cash was only $135 and the intangible asset was valued at $237,500.  The payable amount had been reduced to approximately $52,000.  Due primarily to the reduction in cash, the revised numbers resulted in goodwill of approximately $2.5 million (an increase of $100,000). CVSL had a 90-day option to determine whether or not it wished to retain the Medical Products license, and if it did it was required to pay the remainder of the fee to retain the license.  Management has just recently determined it does not wish to retain the Medical Products, so the license will be transferred back to the licensor and CVSL will no longer owe the license fee payable and accordingly, the intangible asset and associated payable will be written off.  Given the timing of the expiration of the 90-day assessment period, which was December 24, 2012, the changes in assets and liabilities related to the Medical Products business will be recognized in the fourth quarter of 2012 and will be reflected in the financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2012.

3. We refer to adjustment (c).  With respect to CVSL’s pre-transaction assets and liabilities, please revise to clarify how your measurements consider the underlying guidance from FASB Topic 805, which generally requires that acquired assets and liabilities be recognized at fair value.

Response: ASC 805-20-30-1 states that “[t]he acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values”. Therefore, we looked to the Codification for further guidance on determining acquisition date fair values. FASB ASC 820-10-35-28 details that the market approach, income approach, and cost approaches are valuation techniques used to measure fair value. As discussed in ASC 820-10-35-36, valuation techniques should use observable market data.  Whenever appropriate, entities should consider using multiple valuation techniques. However, ASC 820 acknowledges that it is not possible to use multiple valuation techniques for some assets and liabilities. Therefore, entities should use the valuation techniques appropriate under the circumstances.  Valuation techniques should also be consistently applied.

The assets that were acquired consisted of cash and an intangible asset associated with the license agreement for the Medical Products.  The liability represented the remaining payment due to retain the license to the Medical Products.  The cash and the payable were recorded at their carrying amounts which approximate their fair values, so the only asset remaining to be valued was the intangible asset.  We were not able to apply a market approach because we were unable to find or determine an observable market for medical products license assets and we could not use the income approach because the Medical Products business had not previously generated revenue or earnings to measure or even reasonably project into the future.  Therefore, the cost approach was the only valuation technique appropriate under the circumstances. In determining fair value of the intangible asset, we assessed that the amounts recorded by the predecessor management represented fair value as of the date of the transaction, as they were based on the total cost payable to acquire the license.  Use of this fair value measurement technique also provides for consistent measurement.

4. Please refer to our prior comment 22. We see that you present two pro forma statements of operations.  Please revise the first statement presented on the bottom of page one to clearly indicate the period presented. Please also explain why the two pro forma statements of operations appear to be the same.  In that regard, tell us where you provided a pro forma statement of operations for the year ended December 31, 2011.

Response: We have revised our presentation to provide a pro forma statement of operations for both the six months ended June 30, 2012 and the year ended December 31, 2011 and have properly labeled the two pro forma statements presented.

5. As a related matter, please revise the pro forma statements of operations to also present pro forma loss per share, with an accompanying footnote explaining how the measures were determined.

Response: We have revised the presentation of the pro forma statement of operations to present pro forma loss per share, and have included an explanatory footnote.

6. Reference is made to adjustment (d) and our prior comment 21. While we acknowledge your response, it does not explain how you have considered and applied the underlying guidance from the FASB Codification in reaching your accounting determination with respect to CVSL’s unearned stock compensation at the date of the merger.  Please specifically describe to us the basis in GAAP for your accounting determination and describe to us what you mean when you indicate that the unearned compensation was “written off” on the date of the merger.  In that regard, while the legal form of the pre-existing instruments may not have changed because of the form of the reverse merger, for accounting purposes, the instruments are considered exchanged for those of the accounting acquirer.  Further, depending on the specific facts of your transaction, some or all of the acquisition date fair value of those instruments may be a component of consideration transferred.  Please refer to FASB ASC 805-30-30 and FASB ASC 805-40-30.

Response: Unearned stock compensation with respect to CVSL became fully vested due to the change in control of the Company and, in accordance with ASC 718-10-35-2, was expensed by CVSL as of the transaction date. ASC 718-10-35-2, reads, in part,  “The compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period.” Because the requisite service period ended due to the change in control, all the unearned share based compensation became earned at that point.  It was expensed by the Company as part of the transaction accounting reflected in item (d) as shown in Exhibit 99.3  The portion that had been classified as equity was eliminated, as all capital accounts of the accounting acquiree other than common stock and paid-in-capital are eliminated as prescribed by reverse merger accounting.  All shares that were issued for unearned stock compensation are included in total shares outstanding and included in the determination of fair value paid.

7. Please revise to present each pro forma adjustment in self balancing form.

Response: We have presented the pro forma adjustments in self-balancing form.

8. With respect to the pro forma statements of operations, in general, material non-recurring charges or credits which arise directly from a merger and which will be included in the registrant’s earnings within twelve months of the transaction are not normally included in a pro forma statement of operations.  While, as a smaller reporting company, the specific guidance from Article 11 of Regulation S-X does not apply to your transaction, you may wish to consider that guidance in your presentation.  We refer you to Rule 11-02(b)(5) of Regulation S-X.

Response: We have followed the guidance from Rule 11-02(b)(5) of Regulation S-X in our revised presentation of Exhibit 99.3.  We have presented our pro forma statements to indicate income (loss) from continuing operations before nonrecurring charges or credit directly attributable to the transaction.  Material nonrecurring charges related to the transaction are described separately.

Exhibit 99.5   Unaudited financial statements for Happenings Communications Group, Inc. for the six-months ended June 30, 2012

9. Please refer to our prior comment 24. While we see your revisions in response to our comment, the financial statements for the quarter ended June 30, 2012 continue to appear incomplete.  For instance, you have not presented statements of operations or cash flows for the comparative prior year interim period and the notes to financial statements do not contain the standard management representation regarding interim financial statements.  Please refer to Rule 8-03 of Regulation S-X.  Please revise.

Response:  We have revised Exhibit 99.5 to include balance sheets, statements of operations and statements of cash flows for the comparative prior year period and we have added the standard management representation regarding interim financial statements.

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2012

Balance Sheets, page 2

10. In future or amended filings, please delete the label “audited” from the balance sheet as of December 31, 2011.  Alternatively, you may disclose that the year-end balance sheet was derived from the audited financial statements.

Response: We will delete the label in future filings and have deleted it in Amendment No 2 to our Current Report on Form 8-K and Amendment No 2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 that are being refiled in connection with this response letter.

Statement of Operations, page 3

11. Please revise in future filings, including any amendments, to present the goodwill impairment charge as an operating expense.

Response: We have revised the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 to present goodwill impairment charge as an operating expense.

Note 1. Summary of Significant Accounting Principles, page 6

12. We see that you amended your filing and restated the financial statements for the quarter ended September 30, 2012 for an error related to the share exchange.  Please tell us where the notes to financial statements provide the restatement disclosures required by FASB Codification Topic 250-10.   Also, note that individual financial statements and related footnotes should be appropriately labeled as “restated.”

Response: We have revised the Notes to the financial statements to include the following note, along with a chart which shows the result of the changes in each line item in the financial statements.  Included in the Notes is the following text:

Restatement of Financial Statements

The Company restated its September 30, 2012 financial statements from the amounts previously reported by the filing of an Amended Report on Form 10-Q dated November 28, 2012, and in this Amendment No. 2 on Form 10-Q. The restatements include adjustments to properly record the reverse merger acquisition of Happenings Communications Group, Inc. as described above.  The previous presentation had utilized purchase accounting in which the fair value of the consideration was calculated as $30.6 million at the time of the transaction.  In the originally filed 10-Q on November 19, 2012, the Company reported a goodwill impairment charge of $30.0 million.  The original determination of the fair value of the consideration transferred and the subsequent goodwill impairment charge were both incorrect because reverse merger accounting had not been applied.  The details of the accounting treatment are highlighted above.

In addition, the incorrect purchase accounting treatment treated HCG as the accounting acquiree, so HCG’s revenues and expenses for only the six days beginning September 25, 2012 were reflected in the financial statements, along with all the period costs for the Company’s Medical Products Business.  Instead, in reverse merger accounting, HCG is treated as the accounting acquirer, so the restated financial statements show all the revenue and expenses for HCG for the time periods presented and only 6 days of results for the Medical Products business.

The major changes in the restated financials include a) the accounting treatment was changed from purchase accounting to reverse merger accounting b) the proper accounting acquirer was identified, c) the fair value of the consideration was recalculated, d) the purchase price allocation was revised using the corrected consideration, e) the resulting amount of goodwill attributable to the transaction was recalculated and f) the Company determined that the goodwill was impaired at the date of the transaction and the goodwill was expensed.  The reasons that the Company determined that the goodwill was impaired as of the date of the transaction are described above.  The following charts shows the financial statements as originally presented, the adjustments, and the restated financials:

Charts are then provided showing the restatement adjustments for the periods presented.

Accounting Treatment for the Initial Share Exchange, page 6

13. We see that you concluded that both parties to the reverse merger were businesses and that the transaction was a business combination under FASB Topic 805.  However, the notes to financial statements do not appear to present all of the relevant disclosures required by FASB Topic 805 for a business combination.  For instance, we do not see disclosure of (1) expenses of the merger, (2) pro forma data, (3) the purchase allocation or (4) the factors leading to purchase price generating goodwill.  Please refer to the disclosure guidance from FASB ASC 805-10-50, 805-20-50 and 805-30-50 and explain to us how you concluded that the disclosure in the footnotes to your financial statements is complete under the cited guidance.

Response: We have increased the disclosures in the Notes to financial statements to address the specific items listed and the disclosure guidance cited.

14. It appears that you recorded the assets and liabilities acquired from CVSL at their predecessor basis rather than at fair value.  Tell us how the accounting method described in your disclosure is consistent with the guidance from FASB ASC 805-20-30 and FASB ASC 805-40-30-1.

Response:  Please see our answer to question 3 above, in which we describe how the fair value of the assets and liabilities was assessed at the time of the transaction.  The assets that were acquired consisted of cash and an intangible asset associated with the license agreement for the Medical Products.  The liability represented the remaining payment due to retain the license to the Medical Products.  We assessed that the amounts recorded represented fair value of those assets and liabilities as of the date of the transaction.

During the ninety day option period, new management could determine whether or not it wished to retain the Medical Products.  At the end of this 90-day period, all as more fully described in the answer to question 2 above, the Company has determined that it will not retain the Medical Products and will make adjustments in the financial statements that will be filed in the Company’s Annual Report on Form 10-K dated December 31, 2012 to reflect the decision to not retain the license and not pay the license fee payable.

Other Assets, page 8

15. In future or amended filings please describe the specific factors you relied upon in concluding that the goodwill from the reverse merger was impaired as of September 30, 2012. Please refer to FASB ASC 350-20-50-2.  Show us how you intend to apply this comment.

Response:  The Codification defines goodwill as “an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.” Given that the fair value of the consideration transferred in the Share Exchange Agreement exceeded the net fair value of the assets and liabilities acquired, goodwill resulted.  In accordance with ASC 350-20-35-28, we tested the goodwill and determined that, because the Medical Products business was a development stage business that had not previously generated revenues or net income and was not expected to for some time in the future, we were unable to assess what and how much the future economic benefits were attributable to the goodwill.  Recognizing goodwill in such a case would overstate the total asset value of the Medical Products business, so it was determined that the goodwill was impaired as of the date of the acquisition.

Item 4. Controls and Procedures, page 22

16. In light of the error leading you to restate the financial statements for the quarter ended September 30, 2012, please tell us the basis for your conclusion that disclosure controls and procedures are effective as of that date.  In that regard, we also note disclosure in the related item 4-02 Form 8-K that the error was identified by your auditor who, as disclosed in that filing, also informed management that the related financial statements should no longer be relied upon.  Accordingly, it is unclear how management concluded that the company’s controls and procedures are effective.

Response:  We have amended the Quarterly Report on Form 10-Q to state that our disclosure controls and procedures were not effective during the quarter ended September 30, 2012.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

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Enclosure